SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                            --------------------

                               SCHEDULE 14D-9

                               (Rule 14d-101)

        SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                            --------------------

                            HARTMARX CORPORATION
                         (Name of Subject Company)
                            HARTMARX CORPORATION
                    (Name of Person(s) Filing Statement)
                            --------------------

                  Common Stock, par value $2.50 per share
                       (Title of Class of Securities)
                            --------------------

                                 417119104
                   (CUSIP Number of Class of Securities)
                            --------------------

                              Taras R. Proczko
              Vice President, Corporate Counsel and Secretary
                            Hartmarx Corporation
                            101 N. Wacker Drive
                          Chicago, Illinois 60606
                         Telephone: (312) 357-5321
          (Name, address and telephone number of person authorized
            to receive notice and communication on behalf of the
                        person(s) filing statement).
                            --------------------

                              With a copy to:

                          Charles W. Mulaney, Jr.
              Skadden, Arps, Slate, Meagher & Flom (Illinois)
                           333 West Wacker Drive
                          Chicago, Illinois 60606
                               (312) 407-0700

 [X] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY
COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.



         HARTMARX DETAILS THE LINCOLN COMPANY'S FRAUDULENT STATEMENTS


                  September 25, 2001 - Hartmarx Corporation (NYSE:HMX) stated, according to documents field in Federal court, that The Lincoln Company's repeated false and misleading statements about its proposal have injured Hartmarx stockholders and have shown that Lincoln is not a company one can responsibly do business with.

                  The federal court litigation brought by Hartmarx reveals that Lincoln has made a series of fraudulent statements that have misled Hartmarx stockholders:

         o "On August 13, 2001, Lincoln announced it had '"arranged financing"' for a $4.50 per share offer. It had not."

         o "On August 22, 2001, Lincoln stated: '"$70 million of cash equity is already committed."' It was not."

         o "On September 7, 2001, Lincoln stated that it had '"arranged"' financing for its proposed tender offer for Hartmarx shares, the Stephens Group has '"agreed"' to provide funds for an acquisition and The Tom James Company and A. Robert Abboud '"have committed"' to provide equity to Lincoln. This statement was false."

                  On September 17, 2001, after Hartmarx brought suit against Lincoln, Lincoln publicly admitted that, contrary to its prior statements, Lincoln had only "proposals" for senior and subordinated debt financing and that A. Robert Abboud and The Tom James Company had not executed any commitments to provide equity but merely asserted that they had the "ability" to do so.

                  On September 13, 2001, after repeated filings with the Securities and Exchange Commission indicating that its proposal included a cash tender offer, Lincoln filed papers in federal court stating that its offer "is not a tender offer." On September 19, 2001, following court proceedings, Lincoln contradicted its court filing by asserting that it wished "to make it clear" that its intention is "to commence and complete" a tender offer if certain conditions are met. Incredibly, the financing "proposals" Lincoln finally delivered to Hartmarx - 34 days after announcing its offer with "arranged financing" - do not contemplate, or even mention, a tender offer.

                  Mr. Raymond Farley, Chairman of Hartmarx's Committee of Independent Directors, stated: "Hartmarx and its stockholders have been deceived and misled by Lincoln's fraudulent statements, which violate the federal securities laws. Lincoln's own documents make this unmistakably clear. Business transactions require integrity and trust, qualities lacking in Lincoln's conduct. We intend to pursue our litigation against Lincoln, Spencer Hays and A. Robert Abboud. We will continue to work with Bear Stearns, our financial advisor, to explore alternatives to maximize stockholder value."

Hartmarx produces and markets business, casual and golf apparel products under its own brands including Hart Schaffner & Marx, Hickey-Freeman, Palm Beach, Coppley, Cambridge, Keithmoor, Racquet Club, Naturalife, Pusser's of the West Indies, Royal, Brannoch, Riserva, Sansabelt, Barrie Pace, and Hawksley & Wight. In addition, the Company has certain exclusive rights under licensing agreements to market selected products under a number of premier brands such as Austin Reed, Tommy Hilfiger, Kenneth Cole, Burberry men's tailored clothing, Ted Baker, Pringle of Scotland, Bobby Jones, Jack Nicklaus, Claiborne, Evan-Picone, Pierre Cardin, Perry Ellis, KM by Krizia, and Daniel Hechter. The Company's broad range of distribution channels includes fine specialty and leading department stores, value- oriented retailers and direct mail catalogs.

         THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY. IT DOES NOT CONSTITUTE A SOLICITATION/RECOMMENDATION STATEMENT UNDER THE RULES AND REGULATIONS OF THE SEC. HARTMARX'S STOCKHOLDERS WILL BE ABLE TO OBTAIN SUCH SOLICITATION/RECOMMENDATION STATEMENT FOR FREE WHEN IT BECOMES AVAILABLE AT THE SEC'S WEB SITE AT WWW.SEC.GOV. HARTMARX URGES ITS STOCKHOLDERS TO CAREFULLY REVIEW ANY SUCH SOLICITATION/RECOMMENDATION STATEMENT PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO SUCH PROPOSAL.


Contact:
                  for Hartmarx
                  Burson-Marsteller
                  Kirk Brewer 312/596-3456
                  Madalyn Freund 312/596-3439